

The Midas Fund CF, LLC

MINIMUM INVESTMENT **$500.00**

Regulation Crowdfunding Form C Offering Memorandum

Target Offering Amount of $500,000.00 to a Maximum Amount of $5,000,000.00

Class A Membership Units 10% Preferred Return

TABLE OF CONTENTS

About this Form C

The Midas Fund CF, LLC (the "Midas Fund," or the "Company") is offering up to 10,000 units of Class A membership interests (the "Units") in the Company (the "Offering") through Rialto Markets, LLC ("Rialto," or the "Intermediary") in its capacity as a registered broker-dealer (CIK No. 0001670539, SEC File No. 008-69756, FINRA CRD No. 283477). Information about the Company is provided on the Offering Page maintained for this Offering by Rialto, which is located at https://themidasfundcf.com and in Appendix 5 – Offering Page.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission," or the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and U.S. territories.

If applicable, any updates on the status of this Offering may be found at https://themidasfundcf.com.

Offering Summary

The Company

Company	The Midas Fund CF, LLC
Address	591 S Lapeer Rd Suite 500 Lake Orion, Michigan 48362
Number of Employees	0
Chief Executive Officer	Matthew Abell
State of Formation	Delaware
Date of Formation	January 26, 2024
Fiscal Year End	December 31
Offering Website operated by the Intermediary	https://themidasfundcf.com

Terms

Security Type	Units of Class A membership interests
Unit Price	$500.00
Target Offering Amount	$500,000.00 (the "Target Offering Amount")
Target Number of Securities Offered	1,000
Maximum Offering Amount	$5,000,000.00 (the "Maximum Offering Amount")
Maximum number of Securities Offered	10,000
Voting Rights	None
Registration Exemption	Regulation Crowdfunding ("Regulation CF")
Placement Agent	Rialto

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the issuer:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Securities and Exchange Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206;

- Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws; and,

- The issuer or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. Once posted the annual report can be obtained at https://themidasfundcf.com/regcf.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized person.

THE MIDAS FUND CF, LLC

By: /s/ MATTHEW ABELL

MATTHEW ABELL

PRESIDENT AND CEO

4/26/2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ MATTHEW ABELL

MATTHEW ABELL

PRESIDENT AND CEO

4/26/2024

The Company

Business Summary

The Company was originally organized on June 8, 2023 in Michigan as The Midas Fund, LLC. On January 26, 2024, the Company formed in Delaware as the Midas Fund CF, LLC. The Company was formed for the purpose of lending capital exclusively to existing and yet-to-be-formed affiliate companies operating in the mid-market automotive services industry (referred to herein as "AAG", "Acorn Automotive Group," and the "Affiliates"). AAG primarily consists of Midas International, LLC ("Midas") franchisees and managers. Midas a North America-wide brand, owned by the Florida-based TBC Corporation, and is one of the world's largest automotive service providers, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,100 franchised shops in thirteen countries, including nearly 1,200 in the United States and Canada.

Affiliates of the Company

The Company intends to lend capital to the Acorn Automotive Group; at present, AAG includes the following entities:

- Acorn Towing, LLC ("AT");

- MI Auto Serv Portfolio Holdings, LLC ("MASPH"): MASPH owns and operates Acorn Auto Services, Inc., Acorn Tire and Auto, LLC, and Phoenix Auto Specialists, Inc.;

- MASPH Management Co, LLC;

- MASPH Management Warren, LLC;

- MASPH GR, LLC; and,

- MASPH Southgate, LLC.

- Midas Advisors, LLC

These Affiliates comprise the Acorn Automotive Group. Acorn Towing, LLC provides towing services in several locations across Michigan. The remaining AAG companies are Midas franchisees and managers, with the exception of Midas Advisors, LLC, which serves as the manager (the "Manager") and sole Class B member of the Company. See the section titled "The Manager," below.

The Company and the Affiliates are under common control.

Lending Objectives

The Company intends to create a curated debt-investment portfolio spanning different segments of the mid-market automotive services industry through lending to Acorn Automotive Group companies. In pursuit of this goal, the Company has established the following lending objectives:

- Supporting growth and expansion: by providing financial resources to AAG companies, the Company aims to support the expansion of the current operations of AAG companies;

- Enhancing operational efficiency: the Company's lending activities may be directed towards improving the operational efficiency of AAG, such as upgrading facilities, investing in new technologies, and/or optimizing supply chains;

- Increasing access to capital: the Company would provide AAG companies with an alternative financing solution that may offer more favorable terms compared to traditional bank loans, thus easing the financial burden and facilitating smoother cash flow management;

- Strengthening franchisee network: the Company may also provide the network of AAG Midas franchisees with the financial backing needed to maintain high service standards and customer satisfaction, which is vital for the Midas brand;

- Encouraging innovation: lending may foster innovation within AAG by financing research and development of new automotive services or business models that could give the franchises a competitive edge; and,

- Managing risk: the Company hopes to manage risk by investing in businesses with a known brand name and established operations, thereby potentially providing a steady return on investment to the Company's investors.

Lending Strategies

The Company intends to accomplish these lending objectives through the following lending strategies, which the Company hopes will optimize outcomes for both the Company and AAG borrowers:

- Asset-based lending: the Company may engage in lending based on the value of AAG companies' assets, such as real estate, equipment, or inventory to ensure that loans are backed by tangible collateral, reducing the risk of default;

- Franchise financing: the Company intends to engage in specialized lending tailored to the needs of franchise operations; this could involve funding for franchise fees, store refurbishments, or expansions;

- Capital expenditure Loans: the Company may provide loans specifically earmarked for capital investments in AAG, such as upgrading facilities, purchasing new equipment, or adopting new technologies to improve competitiveness;

- Inventory financing: the Company may provide loans to finance AAG companies' inventory purchases, ensuring that the franchises have the parts and supplies needed to meet customer demand without straining their cash flows;

- Working capital loans: the Company may extend short-term loans to help AAG companies cover day-to-day operational expenses, thereby smoothing out cash flow fluctuations that can occur due to seasonal demand or unexpected expenses;

- Growth and acquisition funding: the Company may lend with the objective of enabling AAG to acquire additional businesses or to grow their existing operations organically, thereby increasing market share and revenues;

- Performance-based lending: the Company may establish lending terms that are tied to the performance metrics of AAG companies, such as revenue milestones or profitability targets, which can align the interests of the Company with the financial health of AAG companies;

- Flexible repayment schedules: the Company may craft loan agreements with repayment schedules that match the cash flow patterns of AAG companies to provide more flexibility than traditional fixed repayment plans;

- Interest rate strategies: the Company may utilize variable or fixed interest rate loans, depending on the market conditions and the risk assessment of AAG companies' business model, to balance the return on investment for the fund with the cost of capital for AAG companies;

- Credit lines: the Company offer revolving credit lines to AAG companies for continuous access to funds up to a certain limit, allowing AAG companies to draw on the funds as needed for unexpected expenses or opportunities; and,

- Restructuring existing debt: the Company could offer to refinance AAG companies' existing debt, potentially providing better terms and freeing up cash flow for other uses.

As these loans between the Company and borrower AAG companies will not be subject to arm's-length negotiation, the Company expects that it will provide loans to AAG companies at favorable terms compared to other forms of financing otherwise available to the AAG companies.

Due Diligence

The Company will conduct a due diligence process prior to making loans to AAG companies. This process is designed to assess the risk and opportunities associated with lending. The Company will employ the following methods of due diligence:

- Financial due diligence: the Company will examine past financial statements, tax returns, revenue trends, and financial stability of AAG companies, along with reviewing forecasts and business plans to evaluate the future potential and sustainability of earnings and analyzing debt structure and any contingent liabilities;

- Legal due diligence: the Company will investigate any ongoing or potential litigation risks, ensure all business operations are in compliance with federal, state, and local laws, and verify that intellectual property, such as trademarks and patents, are duly registered and protected;

- Operational due diligence: the Company will assess the operational aspects of AAG companies, including the efficiency of operations, the quality of the management team, and the strength of the supply chain;

- Market and Industry Analysis: the Company will perform an analysis of the industry, including market trends, competitive landscape, and potential regulatory changes, along with determining market position and growth potential;

- Compliance with investment policies: the Company will determine that a loan would align with the Company's lending objectives, strategies, and risk tolerance; and,

- Assessing the borrower's position and obligations within the capital stack, including seniority of debt, equity contributions, and any subordinated debt, to understand the borrower's risk profile and repayment capacity in the context of their layered financing arrangements.

Life of the Company and Exit Strategies

The Company may raise additional capital through the offering of its securities to fund future lending activities.

While the Company has not set a predetermined date for winding up its operations, the Company intends to wind up its business operations through the sale of debt instruments to financial institutions or other investors. However, the Company may pursue any of the following strategies for winding up its business operations:

- Sale of debt instruments: the Company may package and sell the loans or debt securities to other investors or financial institutions. This secondary market transaction may provide an immediate exit for the Company while transferring the loan benefits to another party;

- Loan maturities: as AAG companies repay their loans over time, the Company recoups its capital along with interest, providing a steady and predictable exit pathway;

- Refinancing: the Company could facilitate an exit by having AAG refinance their loans through other financial institutions or through the issuance of bonds. This would allow the Company to withdraw its capital while AAG potentially secures more favorable long-term financing rates;

- Asset liquidation: in cases where loans are backed by collateral, the Company could liquidate these assets as a last resort exit strategy if AAG companies default on loans, though this is generally less desirable due to potential losses; and,

- Liquidation: after a set period or upon achieving certain benchmarks, the Company itself could be liquidated, distributing the assets back to the investors according to their share of the Company.

The Manager reserves the right to change the Company's strategy for winding up operations.

Market

The Company intends to operate primarily in the state of Michigan. However, as AAG companies expand their markets, the Company may also make loans to businesses across the country.

The Company intends to lend exclusively to AAG companies operating in the mid-market automotive sector; this sector includes, but it not limited to, automotive maintenance, repair, and towing businesses, which the Company believes to be critical to the economy of Michigan. The mid-market automotive sector is heavily reliant on manual "hands-on" services that require physical footprints and are expected to be relatively resistant to technological disruption.

Current Stage and Road-map

Upon the successful raising of $500,000.00 (the "Target Offering Amount"), the Company will begin to deploy capital raised through the Offering to meet its strategic objectives. After the Target Offering Amount is reached, the Company will engage in the following initial steps:

- Due diligence and assessment: the Company will conduct a comprehensive due diligence on AAG companies to assess their financial health, operational needs, and the potential risks and returns of lending to them;

- Strategic allocation: based on the assessment performed, the Company will then determine the allocation of capital, deciding how much to disburse for immediate needs versus reserves for future opportunities or contingencies;

- Loan structuring: the Company will structure its business loans with appropriate terms, including interest rates, repayment schedules, and covenants, tailored to the specific requirements of the AAG borrower company; and,

- Funds disbursement: with loan agreements in place, the Company will start the disbursement of funds to AAG companies, ensuring that the capital is used for its intended purposes, such as expanding operations, upgrading facilities, or other approved uses.

The Manager

The Manager of the Company is Midas Advisors, LLC, an Affiliate of the Company. The Manager will oversee the management and control of the business and affairs of the Company. The Company may pay to the Manager a fee up to three percent (3%) of the Company's gross revenues during the immediately preceding calendar month, at the discretion of the Manager.

No Fiduciary Duty

Pursuant to the terms of the Operating Agreement (see Appendix 2 – Operating Agreement), the Manager does not have a fiduciary duty to the Company or members of the Company. However, the Manager is under an obligation to deal fairly and in good faith with the Company.

Competition

The Company's performance is expected to depend on the performance of the AAG companies, which operate in the mid-market automotive industry. Direct competitors to AAG companies include other national automotive chains, independent local garages, and dealerships, all offering comparable services like general maintenance, tire services, and repairs. These competitors differentiate themselves on various fronts such as price, service quality, speed, and specific technical expertise. Additionally, quick service shops present competition by emphasizing convenience and rapid service, often appealing to customers with immediate, less complex needs. The rise of dealership services, especially for newer and more technologically advanced vehicles, also adds to the competitive pressure, as they attract customers with brand-specific services, warranties, and perceived higher quality of work.

The Company recognizes that AAG companies must invest in continuous training and up-to-date equipment to keep pace with automotive technological advancements and evolving consumer expectations. Strong emphasis on customer service, convenience, and building a trustworthy reputation are crucial, as positive customer experiences and brand loyalty can significantly influence business success. Furthermore, adapting to technological trends like online booking and mobile repair services is essential to remaining competitive. Competitive pricing strategies, alongside value-added offers, help in attracting a diverse customer base.

Conflicts of Interest

The Company will be subject to certain conflicts of interest in its operations. Matthew Abell is a beneficial owner of the Manager and other of the Company's Affiliates, and of the Company's Class B membership interests, and is the Chief Executive Officer of the Company as well. Therefore, Matthew Abell is considered control person in each of the Company, the Manager, and Affiliates. As the Company was formed to provide loans on favorable terms to Affiliate companies; these loans will not be made subject to arm's-length negotiations.

The Operating Agreement (see Appendix 2 – Operating Agreement) specifically waives any fiduciary duties the Matthew Abell may have to the Company or the members; however, the Operating Agreement imposes a duty upon the Matthew Abell to deal fairly and in good faith to the Company.

Principal Security Holders

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Midas Advisors, LLC	20,000 Units of Class B membership interests	100%	100%

Officers of the Company

The Company does not have any directors or employees at this time. However, the Company may hire additional staff in the future. The officer of the Company (the "Officer") is listed below along with all positions for the past three (3) years:

Officer - Matthew Abell

EMPLOYER	RESPONSIBILITIES
The Midas Fund CF, LLC CEO / President January 2024 - Present The principal business of The Midas Fund CF, LLC is to provide financing solutions, specifically loans, to the Acorn Automotive Group and its affiliated companies for their operational and expansion needs.	In his capacity as President of The Midas Fund CF, LLC, while balancing other commitments, he provides strategic leadership, guides investment decisions, and oversees the fund's operations. Despite not devoting all his time and resources to the role, he collaborates with the executive team to set investment objectives, develop portfolio strategies, and monitor performance. He also represents the fund in external engagements, including investor meetings and industry conferences, while ensuring compliance with regulatory requirements. Even with other responsibilities, he plays a pivotal role in driving the fund's growth, managing risks, and maintaining investor confidence through transparent communication and effective decision-making processes.
Principal Occupation Acorn Tire & Auto CEO / President May 2023- Present Acorn Tire and Auto, LLC specializes in providing automotive repair services and tire sales to customers, focusing on vehicle maintenance and performance enhancements.	In his capacity as the President and CEO of Acorn Tire and Auto LLC, his responsibilities encompass strategic leadership, overseeing day-to-day operations, and ensuring the company's financial health. He spearheads initiatives to drive growth, maintains a strong customer focus, and upholds the company's values and culture. His role involves setting clear objectives, fostering a collaborative work environment, and making key decisions to steer the company towards success. Additionally, he represents Acorn Tire and Auto LLC in external engagements, including partnerships, industry events, and community outreach efforts, while consistently striving to innovate and adapt to industry trends and customer needs.

Skyline Property Group Senior Vice President April 2010 – May 2023 A commercial real estate brokerage, specializing in buying, selling, and leasing commercial properties for clients.	Matthew, in his former role as Vice President of Commercial Real Estate, led the commercial real estate brokerage division with a focus on strategic planning, business development, and client relations. He oversaw property listings, market analysis, and transaction negotiations to facilitate successful deals for clients and optimize revenue generation for the company. Matthew's responsibilities included identifying market trends, assessing property valuations, and implementing effective marketing strategies to attract buyers and sellers. He collaborated with internal teams and external partners to ensure seamless transaction execution, maintained compliance with industry regulations, and managed risks associated with real estate transactions.

Biographical Information

Matthew Abell is an accomplished professional with a robust background in both the automotive and real estate industries. His career began at Sanwa Business Credit, where he started as a Credit Analyst in 1992, meticulously reviewing financial data to assess credit risk. By January 1995, Mr. Abell transitioned to a Lease Administrator role within the same company, honing his client servicing and business development skills. He also completed his Bachelor of Arts in American History at Oakland University the same year, establishing a strong educational foundation for his future endeavors.

Professionally, Mr. Abell's trajectory continued upward as he moved into the role of Regional Sales Manager at GreenTree Financial in 2002, where his exceptional relationship-building skills drove sales and company growth. He later excelled as a Real Estate Broker at Cushman & Wakefield, managing critical real estate transactions until April 2010. Mr. Abell's strategic insight into the real estate market flourished during his tenure as the Senior Vice President of Real Estate at Skyline Property Group, a role he held for over a decade. Currently, as the President of Acorn Tire and Auto, LLC since March 2022, Mr. Abell leverages his industry expertise and innovative leadership to maintain a portfolio of auto repair facilities and towing, ensuring the highest service quality and customer satisfaction.

No Fiduciary Duty

Pursuant to the terms of the Operating Agreement (see Appendix 2 – Operating Agreement), the Chief Executive Officer does not have a fiduciary duty to the Company or members of the Company. However, the Chief Executive Officer is under an obligation to deal fairly and in good faith with the Company.

The Offering

Terms of Securities Offering

The Company is offering up to 10,000 Units of Class A membership interests.

Unit Price	$500.00
Class of Security Offered	Units of Class A membership interests
Target Offering Amount	$500,000.00
Target Number of Securities Being Offered	1,000
Maximum Offering Amount	$5,000,000.00
Maximum Number of Securities Being Offered	10,000
Oversubscriptions	Oversubscriptions will be accepted at the discretion of the Company or the Intermediary.
Deadline to reach the Target Offering Amount	April 26, 2025
Method of determination of Unit Price	The Company has arbitrarily set the price of its Units of Class A membership interests at $500.00 per Unit.

Distributions

Holders of Units of Class A membership interests are entitled to the amount, if any, that would be required to be distributed on such date so that the aggregate distributions to such member provide a cumulative, non-compounded return equal to ten percent (10%) per annum ("Class A Preferred Return"). The Class A Preferred Return is cumulative, meaning that if it is not paid in full throughout distributions of cash flow throughout the year, the unpaid amount shall carry forward to the next annual period until it is paid in full. The Class A Preferred Return will begin to accrue thirty (30) days after the date the Company acquires its first business loan asset.

The Company shall make distributions of excess cash to members of the Company, at such times as determined by the Manager, in its sole discretion, in the following order of priority:

- First, to the Class A members, pro rate among such members in proportion to the unpaid Class A Preferred Return amounts applicable to such Units of Class A membership interests immediately prior to such distribution; and,

- Secondly, to all members, including the Manager, pro rata, in proportion to their respective percentage of ownership interest in the Company.

For more information about distributions, please see Appendix 2 – Operating Agreement.

Voting Rights and Limitations

The Class A members are not entitled to vote.

See Appendix 2 – Operating Agreement for details about the rights of the Units of Class A membership interests.
MODIFICATION OF TERMS
The Operating Agreement of the Company may be modified or amended from time to time with the approval of (i) the Manager, and (ii) a majority-in-interest of the Class B members, which could lead to the modification of the rights of the Units of Class A membership interest.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires the consent of the Manager in advance of any transfer. See Appendix 2 – Subscription Agreement and Appendix 3 – Operating Agreement for additional information

Other Outstanding Securities

As of the date of this Form C, the Company has authorized 500,000 Units of Class A membership interest, of which none have been issued. Furthermore, the Company has authorized and issued 20,000 units of Class B membership interest, of which Midas Advisors, LLC is the sole holder, representing 100% of the Company's voting membership interest.

Units of Class A membership interest do not carry voting rights, but participate in the Class A Preferred Return. Units of Class B membership interest carry voting rights, but do not participate in the Class A Preferred Return. Units of both classes of membership interest may participate in distributions of the profits of the Company.

See Appendix 3 – Operating Agreement for details about the rights of the Units of Class B membership interest.

Other Exempt Offerings

The Company has not previously raised capital through any exempt offerings.

Use of Proceeds

The Company intends to use a majority of the proceeds raised through this Offering (the "Proceeds") to make business loans to Acorn Automotive Group companies, primarily aimed at enhancing the operational capabilities and expansion efforts of these companies. The Company intends to use the Proceeds in the manner described below. The Company reserves the right to alter its intended use of the Proceeds raised through this Offering for purposes not described in this section.

	IF TARGET OFFERING AMOUNT		IF MAXIMUM OFFERING AMOUNT	
	$	%	$	%
Total Proceeds	**$500,000**	**100%**	**$5,000,000**	**100%**
Intermediary Fees	$15,000.00	3%	$15,000.00	0.3%
Staff Salaries*	$10,000.00	2%	$100,000.00	2%

Rent & Office Expenses**	$10,000.00	2%	$10,000.00	0.2%
Legal Services	$10,000.00	2%	$50,000.00	1%
Accounting	$10,000.00	2%	$50,000.00	1%
Business Loans	$265,000.00	53%	$4,500,000.00	90%
Marketing & Support	$160,000.00	32%	$200,000.00	4%
Travel	$10,000.00	2%	$25,000.00	0.5%
Insurance	$10,000.00	2%	$50,000.00	1%
Total Use of Net Proceeds	**$500,000.00**	**100%**	**$5,000,000.00**	**100%**

* The Company may use some of the Proceeds to pay a salary to Matthew Abell; the salary paid to Matthew Abell from the Proceeds is not dependent on the amount of Proceeds raised through the Offering, and Matthew Abell will not be paid a predetermined percentage of the Proceeds. The Company may hire additional staff in the future, and the Company may use a portion of the Proceeds to provide a salary to staff.

** The Company may pay to Affiliate Acorn Tire & Auto, LLC rent and office expenses for use of its office space at 591 S Lapeer Rd Suite 500 Lake Orion, Michigan 48362.

Testing the Waters

The Company has not made use of broadcast or written communications to disseminate information pertaining to this Offering prior to its commencement.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company has entered into an agreement with Rialto, a FINRA-compliant, regulated broker-dealer, to conduct the Offering. Securities will be delivered through electronic transmission.

REMUNERATION FOR BROKER-DEALER

Rialto will receive a fee totaling $15,000.00.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the Company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts or otherwise function as intended. Disruptions to the Company's contractors, suppliers, and/or access to building premises could result in additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's ability to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Industry Risk Factors

PERFORMANCE OF THE COMPANY IS TIED TO THE PERFORMANCE OF AFFILIATES

As the Company intends to conduct its business with Affiliates in the mid-market automotive sector, its performance may largely depend on the ability of these Affiliates to repay the loans borrowed from the Company. In the event there are unexpected developments in the financial viability of Affiliates in the mid-market automotive sector, it may adversely impact the performance of the Company.

THE LENDING INDUSTRY IS HIGHLY REGULATED

While the Company does not believe it will be required to maintain licensures related to its lending activities, the Company is subject to laws governing the lending of capital at the state and federal level. Compliance with such laws may be financially onerous and could adversely affect the profitability of the Company. A failure to comply with such laws could result in actions or judgments against the Company, which could negatively impact investors in the Company. In the event of actions, judgments, or changes to lending laws, the Company may be unable to fulfill its business objectives.

Furthermore, compliance with lending laws could prove costly to the Company and could affect the financial performance of the Company. Changes to existing laws could negatively impact the Company's performance and outlook.

Company Risk Factors

LIMITED OPERATING HISTORY

As an early-stage startup company, the Company has a limited operating history, and the Company cannot guarantee that it will meet the objectives set at the date of this Offering. There can be no guarantee that the Company will achieve profitability.

MANAGEMENT OF THE COMPANY MAY DEVOTE TIME TO OTHER ENTERPRISES

The Company's management may be involved in other business activities, related or unrelated, to the Company. The Company's management will devote a reasonable amount of time and effort to the

Company, in its sole discretion. The management of the Company does not have a fiduciary duty to the Company.

MANAGEMENT OF THE COMPANY MAY NOT HAVE EXTENSIVE, PREVIOUS EXPERIENCE IN LENDING

Management of the Company has limited experience in making loans in the mid-market automotive sector and operating as a lending business, such as that of the Company.

IF INSUFFICIENT FUNDS ARE RAISED, THE COMPANY MAY NOT BE ABLE TO IMPLEMENT ITS BUSINESS PLAN

If the Company is unable to raise sufficient funds in order to enact its business plan, the Company may not be able to build a portfolio of loans and may wind up operations altogether.

LOANS MAY BE UNCOLLECTABLE

The Company may make loans that may not be able to be repaid by the borrower. This event could impair the Company's ability to operate and/or make distributions to investors.

THE COMPANY IS SUBJECT TO A NUMBER OF CONFLICTS OF INTEREST

The Company is subject to conflicts of interest arising from its business and structure. As Matthew Abell is a control person of the Company, the Manager, and its Affiliates, and will oversee the Company's lending activities to Affiliate companies, these loans will not be made subject to arm's-length negotiations, and the failure of an Affiliate to repay the Company in the event of a default may adversely affect the Company's ability to make distributions to its members.

Furthermore, there exists a risk that key persons and management of the Company could be subject to lawsuits related to self-dealing in lending to Affiliates. Such lawsuits could negatively impact the Company's financial performance.

NO FIDUCIARY DUTY TO INVESTORS

In his role as Chief Executive Officer of the Company and the Manager, Matthew Abell does not have a fiduciary duty to the members of the Company. If the Company were to add other directors and officers, they would similarly not have any fiduciary duty to the members of the Company. This means that key persons and management of the Company may make business decisions that could favor another party's interests over the interests of the Company and its Members. This relationship could negatively affect the financial performance of the Company.

Offering Risk Factors

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Units purchased through this Offering will be subject to limitations of transfer. This means that the Unit that you purchase cannot be resold for a period of one year. There may be additional restrictions limiting the resale of Units purchased through this Offering.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company may raise additional capital, modify growth plans, or take other actions. Issuing more equity may require bringing on more investors and securing more investors could require pricing the Company's Units below the price offered in this Offering. If so, your investment could lose value as a result of additional dilution. Additionally, even if the equity is not priced lower, your ownership percentage and voting power could decrease with the addition of more investors. Furthermore, the Company may sell securities to investors in the future with preferences or rights advantageous compared to the Units offered herein.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the Proceeds of this Offering. The Use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another, and will have broad discretion in doing so.

PROJECTIONS: FORWARD LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once the target offering amount is met, the Company may request that the Intermediary instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the terms of the offering, or to companies' businesses, plans or prospects, sometimes on short notice.

When such changes happen during the course of an offering, the Company must file an amendment to the Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will have no such right.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

RISKS RELATED TO MINORITY OWNERSHIP

Investors in this Offering will not have an input in all decisions made by the Company, its Manager, and/or the management team. Investors in this Offering may have fewer rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as: corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and Unit repurchases, may disproportionately affect minority members. The effects may include, but may not be limited to, the dilution of the value of Units, and the loss of the holder's voting rights, if any were available.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to making that investment, unless you cancel your commitment within a specified period of time.

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated Use of Proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve (12) months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

In addition to the risks listed above, risks and uncertainties not presently known, or which the Company considers immaterial as of the date of this Form C, may also have an adverse effect on the Company's business and result in the total loss of your investment.

UNIT PRICE ARBITRARILY SET BY THE COMPANY

The price of the Units of Class A membership interests offered has been arbitrarily established by the Company. The Company may change the method of valuation of the Units of Class A membership interests in the future.

NO GUARANTEED CLASS A PREFERRED RETURN

The Company intends to pay to holders of Units of Class A membership interests a Class A Preferred Return of equal to ten percent (10%) per annum, which is cumulative and non-compounded and will begin to accrue thirty (30) days after the Company acquires its first business loan asset. However, there can be no guarantee that the Company will generate sufficient cash flows to distribute the Class A Preferred Return on a regular basis or at all. In the event of financial downturns in the Company's operating results, unanticipated expenditures, or other factors, the Company may be unable, or may decide not to pay distributions, including the Class A Preferred Return, to its members.

Investing Process

To invest in this Offering, investors must go to the platform located at https://themidasfundcf.com, which is owned and controlled by the Intermediary. Rialto collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with West Town Bank & Trust, an independent escrow agent, during the raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the terms of the investment attached as Appendix 3 – Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is cancelled.

Progress During an Offering

Rialto investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Rialto.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is cancelled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Oversubscription Procedures

The Company will accept subscriptions above the target offering amount at their sole discretion. Acceptance of over-subscriptions will be offered on a first-come first-serve basis.

Cancellation

Investors may cancel an investment commitment for any reason up until forty-eight (48) hours prior to the deadline (a "Close") of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page at https://themidasfundcf.com. For example, if the deadline is December 24th, you can cancel until December 22 at 11:59 PM EST. Once within the forty-eight (48) hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48-hour period.

CANCELLATION PROCESS

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require and extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made of the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

You cancel your investment commitment directly on the https://themidasfundcf.com portal. If you need any assistance at any point, please send an email to info@Rialto.com.

CANCELLING A COMMITMENT TO PURCHASE

Investors may cancel an investment commitment until forty-eight (48) hours prior to the deadline identified in these Offering materials.

The Intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page.

You cancel your investment commitment directly on the https://themidasfundcf.com portal.

Related Party Transactions

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In exchange for an initial capital contribution of $1,000.00, the Company issued 20,000 Units of Class B membership interests to the Manager.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, formed as a Delaware limited liability company has limited operational history.

Current Condition and Historical Results

PRE-RAISE LIQUIDITY

The Company was initially funded by $1,000 in capital contributions by the Class B member.

POST-RAISE LIQUIDITY

Upon reaching the target offering amount, the Company intends to begin its business operations.

CAPITAL RESOURCES

The Company will use Proceeds raised through this Offering to fund a portfolio of loans to Affiliate borrowers in the mid-market automotive sector.

DEPENDENCY ON THE OFFERING

The Company will depend on the Proceeds raised through this Offering in order to enact its business plan. If the target offering amount is not reached, the Company will be unable to fund its loan portfolio.

Financial Statements and Operation Discussion

	MOST RECENT PERIOD (SEPTEMBER 30, 2023)	PRIOR FISCAL YEAR-END (2022)
Total Assets:	$1,000.00	—

Cash & Cash Equivalents:	$1,000.00	—
Accounts Receivable:	—	—
Short-term Debt:	—	—
Long-term Debt:	—	—
Revenues/Sales:	—	—
Cost of Goods Sold:	—	—
Taxes Paid:	—	—
Net Income:	—	—

Outstanding Indebtedness

The Company has no outstanding debt.

Financial Statements

See Appendix 1 – Financial Statements.

Forward-Looking Statements and Disclaimers

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industryexperience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results.

They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

In reviewing the information provided herein, we want to draw your attention to the possibility of encountering certain statements that should be approached with caution. While we strive for transparency and accuracy in all communications, there may be instances where statements are made that require careful consideration.

Specifically, we acknowledge the potential presence of statements regarding advantages in relationships and information, past successes, challenges, and industry positioning. These statements may not always be accompanied by specific examples, historical data, or detailed fund information. Additionally, there may be an emphasis on returns without sufficient discussion of associated risks or an overly optimistic view without adequate warning of potential downsides.

Furthermore, claims of industry leadership or excellence, such as being a 'top auto repair franchise' or a 'leader in the industry,' may be included without immediate substantiation. In the documents and communications pertaining to this offering, including but not limited to the prospectus, promotional materials, and public statements, the term "unique" is used to describe aspects of our products or services that we believe distinguish them from those offered by competitors. It is important for prospective investors to understand that "unique" refers to features, configurations, or attributes that we consider to be distinctive within the marketplace. However, this does not imply that similar features, configurations, or attributes do not exist elsewhere in the market, nor does it guarantee exclusivity in perpetuity. The use of "unique" should not be construed as a statement or guarantee that the product or service possesses characteristics that are entirely unmatched globally or that no other product or service can replicate or approximate these characteristics. Investors are advised to conduct their own due diligence and review additional product documentation, market analysis, and competitor assessments provided in this offering to fully understand the context and scope of the term "unique" as used herein.

Communication may also contain forward-looking statements that are subject to risks and uncertainties, including but not limited to those relating to future performance, industry trends, and market conditions. These statements are based on current expectations, assumptions, and projections and may involve inherent risks and uncertainties that could cause actual results to differ materially from those anticipated.

We caution readers not to place undue reliance on these forward-looking statements, as they speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. As a responsible provider of information, we urge all stakeholders to exercise due diligence and critical thinking when assessing the content provided. While we endeavor to present accurate and relevant information, it's essential to recognize that forward-looking statements inherently involve uncertainties and risks that could cause actual results to differ materially from those expressed or implied. Therefore, we encourage you to consider the context of each statement, seek additional information where necessary, and consult with appropriate professionals before making any decisions based on the information provided herein.

Your understanding and cautious approach to the information presented are greatly appreciated as we continue to strive for transparency and accountability in all our communications.

The Midas Fund CF, LLC is an independent entity and is not affiliated with, endorsed by, or in any way associated with Midas Fund, which trades under the ticker symbol MIDSX and can be found online at www.midasfunds.com Any references to "Midas Fund" within the context of The Midas Fund CF, LLC's operations, communications, or marketing materials pertain solely to The Midas Fund CF, LLC and should not be interpreted as relating to the Midas Fund (MIDSX) or its associated web presence.

The Midas Fund CF, LLC is an independent entity and is not affiliated with, endorsed by, or in any way associated with Midas International Corporation, which can be found online at www.midas.com

Any references to "Midas" within the context of The Midas Fund CF, LLC's operations, communications, or marketing materials pertain solely to The Midas Fund CF, LLC and should not be interpreted as relating to Midas® or its associated web presence.

Past Performance and Future Results Disclaimer: TheMidasFundCF.com wishes to remind investors that past performance of our investment strategies and individual loans is not indicative of future results. Each investment opportunity we present carries its unique set of risks and potential rewards, and historical data should not be relied upon as a predictor of future performance.

Risks Associated with Business Loans: Investments in business loans through The Midas Fund CF, LLC are inherently risky. These risks include, but are not limited to, the potential default by borrowers. Loan agreements are legal documents that carry obligations and rights for both parties, and it is essential for investors to understand these documents thoroughly before committing capital. While we conduct due diligence to assess the creditworthiness of borrowers, we cannot guarantee the performance of our loans.

Risk Factors and Fund Strategies: Our fund strategies are designed to balance risk and reward, but it is important for investors to recognize that all investments come with the risk of loss. Specific risk factors may include market volatility, economic downturns, changes in interest rates, and other external events that can affect the performance of business loans. We encourage investors to review these risk factors carefully when considering an investment.

Diversification Disclaimer: Diversification is a key element of risk management; however, it does not ensure a profit or protect against loss in declining markets. Investors should be aware that diversification alone does not remove all risk from investing.

Leverage Risks: The use of leverage within The Midas Fund CF, LLC's investment strategies can amplify both gains and losses. Leverage involves borrowing capital to enhance the potential return ofan investment. While this can lead to increased returns, it also increases the potential for significant losses, especially in volatile or declining markets.

Balanced Risk Disclosure: We strive to present a balanced view of investment opportunities, highlighting both the potential rewards and risks. It is critical for investors to understand that investments are not guaranteed and that achieving expected returns is not assured. Market conditions, borrower performance, and other factors can influence the outcome of any investment.

Investment Risk Disclaimer: Investing in business loans and other financial instruments involves a high degree of risk, including the possible loss of principal. Investors should consider their financial capability to bear the risks of investment, including the potential loss of their investment. We recommend consulting with a financial advisor to ensure that any investment aligns with your financial goals and risk tolerance.

Copyright and Trademark Disclaimer: Please be aware that our site may contain copyrighted or trademarked content that has not been authorized for use by the owner. However, it's important to note that our utilization of copyrighted material is in accordance with fair use guidelines. We strive to respect intellectual property rights while providing valuable information and content to our users. If you believe that your copyrighted material has been used inappropriately, please contact us immediately so that we can address the issue promptly.

Conclusion: By investing with TheMidasFundCF.com, you acknowledge and accept the risks associated with business loan investments and other financial instruments. It is our goal to manage these risks through careful strategy and diligent oversight, but it is important for investors to perform their own due diligence and fully understand the risks involved.

These disclosures do not encompass all the risks associated with investing and is meant for informational purposes only. Investors should conduct their own research or consult with a financial advisor before making investment decisions.

Additional Information

Involvement in Legal and Regulatory Proceedings

The Company is not involved in any ongoing legal or regulatory proceedings.

Other Material Information

Neither the Company nor its Chief Executive Officer, Matthew Abell, are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its Chief Executive Officer have any events to disclose under Rule 201(u) of Regulation Crowdfunding

Appendix 1 – Financial Statements

Financial Statements and Report of
Independent Certified Public Accountants

The Midas Fund CF, LLC formally known as
The Midas Fund, LLC

September 30, 2023

The Midas Fund CF, LLC

Table of Contents



Independent Auditor's Report

To the Board of Directors and Members' of The Midas Fund CF, LLC. formally known as The Midas Fund, LLC.

Opinion

We have audited the accompanying financial statements of The Midas Fund CF, LLC. which comprise the balance sheet as of September 30, 2023 and the related statements of operations, member's deficit, and cash flows for the period from June 8, 2023 (inception) to September 30, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Midas Fund CF, LLC. as of September 30, 2023 and the related statements of operations, member's deficit, and cash flows for the period from June 8, 2023 (inception) to September 30, 2023, with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Midas Fund CF, LLC. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Midas Fund CF, LLC.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Midas Fund CF, LLC.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Midas Fund CF, LLC.'s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida
February 14, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

The Midas Fund CF, LLC
Balance Sheet September 30, 2023

ASSETS

Current Assets		
Cash	$	1,000
Total Current Assets		1,000
TOTAL ASSETS	$	1,000

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Total Current Liabilities	$	-
TOTAL LIABILITIES		-
Members' Equity		
Class A Units 20,000 issued and outstanding		1,000
Retained earnings		-
TOTAL MEMBERS' EQUITY		1,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,000

The accompanying notes are an integral part of this financial statement.

The Midas Fund CF, LLC
Statement of Operations
For the period from June 8, 2023 through September 30, 2023

REVENUE		
Total revenue	$	-
EXPENSES		
Total operating expenses		-
LOSS FROM OPERATIONS		-
OTHER INCOME (EXPENSES)		-
NET LOSS	$	-

The accompanying notes are an integral part of this financial statement.

The Midas Fund CF, LLC
Statement of Members' Equity
For the period from June 8, 2023 through September 30, 2023

	Class A Units	Class A Value	Retained Earnings	Total
June 8, 2023	-	$ -	$ -	$ -
Issuance of Class A Units	20,000	1,000	-	1,000
Net income (loss)	-	-	-	-
September 30, 2023	20,000	$ 1,000	$ -	$ 1,000

The accompanying notes are an integral part of this financial statement.

The Midas Fund CF, LLC

Statement of Cash Flows

For the period from June 8, 2023 through September 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by operating activities		-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from members		1,000
Net cash provided by financing activities		1,000
NET INCREASE IN CASH		1,000
Cash at beginning of year		-
Cash at end of year	$	1,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

The Midas Fund CF, LLC
Notes to Financial Statements
September 30, 2023

Note A – Description of Business and Summary of Significant Accounting Policies

Nature of Operations

The Midas Fund CF, LLC, (Fund) a Delaware-based Limited Liability Company, formed January 26th, 2024 with assets transferred and entity converted, via company resolution, from The Midas Fund, LLC a Michigan-based Limited Liability Company, is integral to the financial strategy of the Acorn Automotive Group by providing targeted business loans exclusively to its affiliates and associated entities. The Fund's direct lending practice is tailored to propel the growth and liquidity of the Acorn Automotive Group, thereby enhancing its competitive edge in the automotive industry.

With an acute focus on addressing the nuanced financial needs of the Group's network, The Midas Fund CF, LLC's offerings are pivotal in supporting strategic expansions and operational advancements. This role is critical in fortifying the Group's standing in the market.

In the current financial climate, where traditional fixed-income investments are challenged by low yields and potential rate hikes, The Midas Fund CF, LLC offers a strategic avenue for debt investment. The Fund's business loans present a viable alternative with the potential for higher returns, balanced by a credit risk profile that aligns with conservative investment expectations.

The Midas Fund CF, LLC is committed to curating a debt investment portfolio that mirrors the dynamic nature of the mid-market automotive services sector. This concentration on business lending demonstrates the Fund's dedication to bolstering the fiscal vitality and prosperity of the Acorn Automotive Group.

Basis of Accounting

The accompanying financial statements have been prepared on the cash basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash

The statement of cash flows classifies changes in cash according to operating, investing or financing activities. The Midas Fund CF, LLC maintains cash balances at high credit quality financial institutions. The Midas Fund CF, LLC's accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of February 10, 2024, the Organization had $0.00 in excess of this limit.

Revenue Recognition

Revenue relating to special events is recognized at a point in time following completion of the performance obligation, which is the event occurring and the customer being admitted.

Income Taxes

The Midas Fund CF, LLC, with the consent of its members, has elected to be taxed as a flow-through entity. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income, Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

The Midas Fund CF, LLC
Notes to Financial Statements
September 30, 2023

Subsequent Events

The Midas Fund CF, LLC, (Fund) a Delaware-based Limited Liability Company, formed January 26th, 2024 with assets transferred and entity converted, via company resolution, from The Midas Fund, LLC a Michigan-based Limited Liability Company. 20,000 class A switched to Class B and 500,000 Class A were authorized. Previosslly Management has evaluated subsequent events through February 14, 2024, the date the financial statements were available to be issued.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.   The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Members' Equity

Contributions

In accordance with the Operating Agreement of The Midas Fund CF, LLC, if the Manager of the Company determines that additional funds are required by the Company to meet the Company's operating expenses, the members of the Company have the right, but not the obligation to contribute the additional funds. The additional funds may be provided in the form of member loans, additional capital contributions, or a combination of both to the Company; as determined by the Manager in their sole and absolute discretion.

As of February 10, 2024, The Midas Fund CF, LLC received a total of $1,000 in capital contributions for 20,000 Class B Units.

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the members pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions

Distributable cash from operations, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Managing Member. Members shall receive distributions at the same time without preference or priority of anyone member, and distributed to the members after certain priority payments have been made, as outlined in the Operating Agreement.

Appendix 2 – Subscription Agreement
EXHIBIT B

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

The Midas Fund CF, LLC
591 S. Lapper Road, Suite 500
Lake Orion, Michigan 48362

The undersigned understands that The Midas Fund CF, LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of Class A Membership Units (the "Securities") in a Regulation CF Offering (the "Offering"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities**. The Company is offering units of Class A membership Units at five hundred dollars ($500.00) per share.

3. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Payment for Securities.** Payment for the Securities shall be received by West Town Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Dispute Resolution.**

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	591 S. Lapper Road, Suite 500 Lake Orion, Michigan 48362
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the

benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity

By_____ Name: Title:

State/Country of Domicile or Formation: _____

Appendix 3 – Operating Agreement



Operating Agreement of

THE MIDAS FUND CF, LLC
January 26, 2024

THE UNDERSIGNED are executing this Operating Agreement ("Agreement") entered into as of the date first above written ("Effective Date") by The Midas Fund CF, LLC, a manager-managed Delaware limited liability company (the "Company") and its current Members.

WHEREAS, on January 26, 2024, the Company was formed pursuant to the Certificate of Formation filed with the Delaware Secretary of State; and

WHEREAS, the parties agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations, and activities of the Company, shall be governed by this Agreement;

NOW THEREFORE, in consideration of the foregoing recitals, which are hereby incorporated as part of this Agreement, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, do hereby agree as follows:

ARTICLE 1: GENERAL PROVISIONS; DEFINITIONS

1.1 Formation. The Midas Fund CF, LLC (the "Company") was formed January 26, 2024, by the execution and filing with Delaware Secretary of State (the "Department") of a Certificate of Formation of the Company (the "Certificate").

1.2 Term. The term of the Company commenced upon the filing of the Certificate and shall continue in perpetuity until the dissolution and termination of the Company in accordance with the provisions of Article 9 hereof.

1.3 Name. The name of the Company shall be "The Midas Fund CF, LLC" or such other name or names as may from time to time be designated by the Manager.

1.4 Purpose and Powers. The Company is organized to lend capital to businesses associated in the auto industry. The Company shall have any and all powers necessary or desirable to carry out the purposes and business of the Company to the extent that the same may be lawfully exercised by limited liability companies under the Delaware Limited Liability Company Act (the "Act").

1.5 Offices. The principal office of the Company shall be located at such place (whether inside or outside the State of Michigan) as the Manager may from time to time designate. The Company may have such other offices (whether inside or outside the State of Michigan) as the Manager may from time to time designate. The office of the Company in the State of Michigan is located at 591 S. Lapeer Rd, Lake Orion, MI 48362. The resident agent of the Company for service of process is A Registered Agent, Inc. at such address is 8 The Green, Suite A Dover, DE 19901. The Manager may, in its discretion, change the registered office and/or registered agent from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Department pursuant to the Act and giving notice of such change to each of the Members.

1.6 <u>Entity Declaration</u>. The Company shall be a manager-managed limited liability company and shall not be a general partnership, a limited partnership, or a joint venture, and no Member shall be considered a partner or joint venturer of or with any other Member, for any purposes other than for federal, state and local tax purposes, and this Agreement shall not be construed otherwise.

1.7 <u>Tax Declaration</u>. The Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

1.8 <u>Definitions</u>. Capitalized terms used but not otherwise defined in this Agreement shall have the following meanings:

"Adjusted Capital Account Deficit" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, a Member's Capital Account balance shall be (i) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

"Affiliate" of any particular Person means (i) any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, and (ii) if such Person (other than the Company) is a partnership, any general partner thereof.

"Book Value" means, with respect to any Company property, the value of the property for "book" or Capital Account purposes pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv). Without limiting the generality of the preceding sentence: (a) the initial Book Value of any property contributed by a Member to the Company will be the fair market value of the property on the date of the contribution, as reasonably determined by the Manager ; and (b) the Book Value of all Company properties shall be adjusted to equal their respective fair market values (as determined by the Manager), in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), immediately prior to: (i) the date of the acquisition of any additional interest in the Company by any additional or existing Member in exchange for more than a de minimis Capital Contribution, (ii) the date of the distribution of more than a de minimis amount of Company property to a Member and (iii) in connection with the grant of any Units or any other interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member, or by a new Member acting in a Member capacity or in anticipation of being a Member; provided that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Book Value of any Company property that is distributed to any Member shall be adjusted immediately prior to the distribution to equal its fair market value (as determined by the Manager). If any asset has a Book Value that differs from its adjusted tax basis, then the Book Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of "Profits" and "Losses" rather than the amount of depreciation determined for United States federal income tax purposes.

"Capital Contribution" means the amount of any cash or cash equivalents and the fair market value of any property that a Member contributes to the Company with respect to the issuance of any Units pursuant to Section 2.1 (as determined by the Manager).

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Distribution" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase or otherwise; provided that a Distribution shall not include any payments to employees or other service providers as compensation or any recapitalization or exchange of securities of the Company, or any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units.

"Excess Cash" means, at any time, that portion of the cash and cash equivalent assets of the Company that the Manager determines, in its sole discretion, exceeds the amount of cash needed by the Company to (i) remain "solvent," (ii) maintain adequate working capital and reserves, and (iii) conduct its business and carry out its purposes. In making this determination, the Manager shall consider the Company's then current and foreseeable sources of, and needs for, cash. For the purposes of this definition, the Company is "solvent" if it can pay its debts as they become due in the usual course of business, or the value of its assets are equal to or greater than the sum of its liabilities. This definition of the term "solvent" is intended to override, to the extent permitted under the Act, any inconsistent provisions of the Act.

"Excluded Securities" means: (i) Units issued or deemed issued to parties (other than a Member or its Affiliates) providing the Company with equipment leases, real property leases, loans, credit lines, cash price reductions, similar financings or any other strategic business relationship, as approved by the Manager ; and (ii) Units issued or deemed issued pursuant to the acquisition of another entity by the Company by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, all or substantially all of the assets of such other entity or fifty percent (50%) or more of the voting power of such other entity or fifty percent (50%) or more of the equity ownership of such other entity, as approved by the Manager.

"Fiscal Period" means any interim accounting period that is within a Taxable Year established by the Manager and is permitted or required by Code Section 706.

"Fiscal Year" means the Company's annual accounting period established as a calendar year.

"Manager" means, unless amended, Midas Advisors, LLC.

"Member" means each of the Persons listed on the signature pages hereto as Members and each Person who is admitted to the Company as a Member so long as such Person continues to hold any Units.

"Minimum Gain" means the partnership minimum gain determined pursuant to Treasury Regulation Section 1.704-2(d).

"Percentage Interest" means, with respect to any Member, the number of Units held by such Member, divided by the total number of Units outstanding, as set forth in the Company's official record of equity ownership.

"Permitted Transferee" means, with respect to any Member who is (i) an individual, (ii) any trust that has been established for the primary benefit of such Member or such Member's lineal descendants, spouse or siblings and of which such Member is the trustee, and (iii) any family limited partnership, limited liability company or Company which at the time is, and at all times thereafter shall be, controlled by such Member, provided that in each case such Member retains sole voting control over and decision-making authority under this Agreement with respect to the Units transferred to such entity, and with respect to any Member that is an entity, any of its Affiliates.

"Person" means an individual, a partnership, a Company, a limited liability company, an association, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

"Taxable Year" means the Company's annual accounting period for federal income tax purposes.

"Treasury Regulations" means the income tax regulations promulgated under the Code.

"Unit" means a Member's interest in the Profits, Losses, and Distributions of the Company representing a fractional part of the aggregate interests in the Profits, Losses, and Distributions of the Company of all Members and shall include Units and any additional classes of Units authorized under this Agreement; provided, that any class or group of Units issued shall have the relative rights, powers, duties, and obligations specified with respect to such class or group of Units in this Agreement, and the interest of such class or group of Units in the Profits, Losses, and Distributions of the Company shall be determined in accordance with such relative rights, powers, duties, and obligations.

ARTICLE 2: UNITS

2.1   Unit Classes. The Manager may from time to time authorize and issue Units of various classes that carry specific voting, distribution, or conversion rights.

(a)   Class A Units. There shall be Five Hundred Thousand (500,000) Class A Units, each representing an original Capital Contribution of One Hundred Dollars ($100.00). Capital Contributions shall be payable in accordance with the written subscription agreement between the Company and the Class A Members. The Class A Interests are entitled to the amount, if any that would be required to be distributed on such date so that the aggregate distributions to such Member provide a cumulative, non-compounded return equal to ten percent (10%) percent per annum ("Class A Preferred Return"). The Class A Preferred Return will begin to accrue thirty (30) days after the date the Company acquires its first business loan asset.

(b)   Class B Units. There shall be Twenty Thousand (20,000) Class B Units, each representing a Capital Contribution of Five Cents ($0.05) for a total of One Thousand Dollars ($1,000.00).

(c)   Voting Rights. Except as otherwise expressly provided in the Certificate, each holder of Class B Units shall be entitled to one (1) vote for each Class B Unit held as of the applicable record date on any matter that is submitted to a vote of the Class B Members of this Company (including, without limitation, any matter voted on at a Member meeting); and (ii) except as otherwise expressly provided in the Certificate, each holder of Class A Units shall not be entitled to vote. A simple majority of Members holding Class B Units, voting as a single class, may vote affirmatively to remove the Manager and elect a new Manager.

2.2   Dividends and Distributions. Except as otherwise expressly provided in the Certificate, Class A Units and Class B Units shall be treated equally, identically and ratably, on a per Unit basis, with respect to any Distribution as may be declared by the Manager from time to time with respect to the Units, unless different treatment of the Units of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Units of Class B Units. In the event any such Distribution declared by the Manager with respect to the Units is paid in the form of Class A Units or Class B Units (or rights to acquire such class of Units), then holders of Class A Units shall receive Class A Units (or rights to acquire such Units, as the case may be) and holders of Class B Units shall receive Class B Units (or rights to acquire such Units, as the case may be). The Class A Units and the Class B Units are equally entitled to the net assets of this Company upon dissolution.

2.3   Subdivision or Combination. If this Company, in any manner, subdivides or combines the outstanding Class A Units or Class B Units, the outstanding Units of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the Units of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Class B Units.

2.4   Equal Status. Except as otherwise expressly provided in this Agreement or required by applicable law, Class A Units and Class B Units shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing sentence, in connection with a Change of Control Transaction, Class A Units and Class B Units shall be treated equally, identically and ratably, on a per Unit basis, with respect to any consideration into which such Units are converted or any consideration paid or otherwise distributed in respect of such Units to Members of this Company, unless different treatment of the Units of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Class B Units.

2.5   Uncertificated Units. Unit ownership shall not be evidenced by a certificate. The name of each and the number of Class A Units and Class B Units, and date of issuance, shall be entered on the Units register books of the Company.

2.6   Transfer of Units. Transfer of Units of the Company shall be made only on the unit register books of the Company by the holder of record thereof or by the holder's legal representative, who shall furnish proper evidence of authority to transfer, or by the holder's attorney. The person in whose name Units stand on the books of the Company shall be deemed by the Company to be the owner thereof for all purposes.

2.7   Tokens. The Manager may, from time to time, authorize Units to be issued in digital form ("Tokens"), including but not limited to blockchain. If the Units are represented by Tokens, every Member shall be entitled to receive Tokens representing the number of Units owned in the Company.

2.8   Company Assets. The Company's assets will be deemed to be owned by the Company as an entity, and no Member, individually or collectively, will have any ownership interest in any Company asset or any portion thereof.

2.9   Transfer Agent and Registrar. The Manager may from time to time appoint one or more transfer agents and one or more registrars for the Units of the Company, with such powers and duties as the Manager shall determine by resolution.

2.10   Fractional Units. The Company shall not issue fractional Units.

2.11   Fixing a Record Date. In order that the Company may determine the Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Units or for the purpose of any other lawful action, the Manager may fix a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment of the meeting; provided, however, that the Manager may fix a new record date for the adjourned meeting.

ARTICLE 3: CAPITAL

3.1   Capital Accounts. The Company shall establish and maintain a separate capital account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv) (a "Capital Account"). For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to Article 4 and to be reflected in the Capital Accounts, "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Section 703(a) of the Code (including all items required to be stated separately) with the following adjustments:

(a)   The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(b)   If the Book Value of any Company property is adjusted pursuant to clause (b) of the definition of "Book Value," the amount of such adjustment shall be considered as gain or loss from the disposition of such property.

(c)   Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(d)   Items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(e)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(f)   Items of income, gain, loss and deduction of the Company shall be computed as if the Company had sold any property distributed to a Member on the date of such Distribution at a price equal to its fair market value at that date.

3.2   Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance that may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.3   No Interest. Except as otherwise expressly provided in this Agreement, no Member shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Member shall be liable to pay interest to the Company in respect of any negative balance in its Capital Account.

3.4   No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

3.5 Additional Capital Contributions. In no event shall any Member or other Interest Holder be obligated to make additional Capital Contributions to the Company. If the Manager determines that the Company requires additional capital, the Manager may authorize the Company to issue up to such additional Units as shall be sufficient to satisfy the additional capital requirements of the Company.

ARTICLE 4: DISTRIBUTIONS AND ALLOCATIONS

4.1 Distributions. Subject to the remaining paragraphs in this Section 4.1, the Company shall make Distributions of Excess Cash to the Members, at such times as determined by the Manager in its sole discretion, in the following order of priority:

(a) First, to the Members holding Class A Units, pro rata among such Members in proportion to the Class A Unpaid Preferred Return Amounts applicable to such Class A Units immediately prior to such Distribution.

(b) Secondly, to all Members holding Class A Units and Class B Units (including the Manager) pro rata, in proportion to their respective Percentage Interests.

4.2 Notwithstanding Section 4.1(a), at any time and from time to time, the Manager may elect, in its sole discretion, to cause the Company to make a Distribution to the Manager in an amount that is no greater than three percent (3%) of the Company's gross revenues during the immediately preceding calendar month (each such Distribution, a "Guaranteed Payment"). All Guaranteed Payments made to the Manager shall be repaid to the Company by reducing the amount of the next Distributions that would otherwise have been made to the Manager. To the extent that an amount otherwise distributable to the Manager is so applied, it shall be treated for all purposes hereof as if such amount had actually been distributed to the Manager.

4.3 Distributions pursuant to Section 4.1 above may be made from any source; provided they do not violate any agreement that the Company has with any of its creditors or any provision of the Act; and provided, further, that they will not cause any of the situations described in Section 307(1) of the Act to occur.

4.4 The Members shall look solely to the assets of the Company for any and all Distributions. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of the debts, obligations, and other liabilities of the Company are insufficient to make any Distributions, no Member shall have any recourse against the separate assets of any other Member (except as otherwise expressly provided in this Agreement).

4.5 Allocations. Except as otherwise provided in this Agreement, Profits and Losses for any Fiscal Year shall be allocated among the Members in such a manner that, as of the end of such Fiscal Year, the sum of (a) the Capital Account of each Member, (b) such Member's share of Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)), and (c) such Member's partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)) shall be equal to the respective net amounts, positive or negative, that would be distributed to such Member or for which such Member would be liable to the Company under the Act, determined as if the Company were to (x) liquidate the assets of the Company for an amount equal to their aggregate Book Value (without making any adjustment thereto under clause (b) of the definition of "Book Value" for such liquidation) and (y) distribute the proceeds of such liquidation pursuant to Section 9.3.

4.6   Special Allocations. Items of deduction and loss attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)), items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulations Section 1.704−-2(i)(4). This Section 3.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted in a manner consistent therewith.

(a)   Items of deduction and loss attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)), items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulations Section 1.704−-2(i)(4). This Section 3.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted in a manner consistent therewith.

(b)   Nonrecourse deductions (as determined according to Treasury Regulations Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to each Member ratably among such Members based upon their respective Percentage Interests. If there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(f). This Section 4.6(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted in a manner consistent therewith.

(c)   If any Member that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 4.6(a) and 4.6(b) but before the application of any other provision of this Article 4, then items of income and gain for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.6(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)   Losses shall not be allocated to a Member if such allocation of Losses would cause the Member to have an Adjusted Capital Account Deficit. Losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Losses due to the limitations of this Section 4.6(d), Losses shall be allocated to all Members in accordance with their respective Percentage Interests.

(e)   If, and to the extent that, any Member is deemed to recognize any item of income, gain, loss, deduction or credit as a result of any transaction between such Member and the Company pursuant to Code Section 83, 482, 483, 1272-1274 or 7872 or any similar provision now or hereafter in effect, and the Manager determines that any corresponding Profit or Loss of the Company should be allocated to the Members who recognized such item in order to reflect the Members' economic interests in the Company, then the Company may so allocate such Profit or Loss.

(f) The Manager may, with the consent of all the Members, request a waiver from the Internal Revenue Service of the minimum gain chargeback and member nonrecourse debt minimum gain chargeback rules, pursuant to Treasury Regulations Sections 1.704-2(f)(4) and 1.704-2(i)(4), respectively. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

4.7 Tax Allocations

(a) Except as provided in Sections 4.7(b), (c) and (d), the income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that, if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth in this Agreement in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value. In making allocations pursuant to this Section 4.7(b), the Manager shall apply, in its sole discretion, any method that may be permitted under Treasury Regulations Section 1.704-3.

(c) If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager considering the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 4.7 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be considered in computing, any Member's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

ARTICLE 5: MANAGEMENT

5.1 Power of the Manager. Subject to the other relevant provisions of this Agreement, and unless otherwise required by applicable law, the Manager of the Company shall have full, exclusive, and complete discretion in the management and control of the business and affairs of the Company, with all powers necessary, advisable or convenient to carry out and implement any and all of the purposes and objectives of the Company, including, without limitation, the power:

(a) to do any and all acts on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, the voting of Units, the participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(b)   to lend, with or without security, any of the funds, Securities or properties of the Company;

(c)   to borrow or raise monies and to secure the payment of any obligation of the Company by mortgage upon, or hypothecation or pledge of, all or part of the property of the Company, provided, that, no borrowing by the Company shall exceed the amount allowed by, or otherwise violate, any limits established by applicable laws;

(d)   to open, maintain and close bank and brokerage accounts and to draw checks or other orders for the payment of moneys;

(e)   to engage attorneys (who may also be attorneys for the Manager), accountants, and bank, brokerage, and other securities custodians and incur such other expenses on behalf of the Company as it may deem necessary or advisable;

(f)   to establish valuation principles and periodically apply such principles to the Company's investments;

(g)   to commence, defend or settle litigation that pertains to the Company or any Company assets; and

(h)   to execute, deliver and perform all such contracts and other undertakings and engage in all such activities and transactions as the Manager believe may be necessary or advisable to carry out the business of the Company.

5.2   Duties and Obligations of the Manager

(a)   The Manager shall exercise its business judgment in the management and operation of the Company and shall use commercially reasonable efforts in carrying out the purpose and objectives of the Company.

(b)   The Manager shall make, file, and record with the appropriate public authorities such instruments and documents as may be required or appropriate in connection with the Business and affairs of the Company or to preserve the limited liability of the Members in any jurisdiction in which the Company may transact business.

(c)   The Manager shall not owe the Company or Members a fiduciary duty. The Manager is only obligated to act in accordance with implied covenants of good faith and fair dealing created through the acceptance of the Agreement.

5.3   The Board of Directors

(a)   The Company may have a Board of Directors (the "Board") comprised of the Manager and one or more individuals appointed by the Manager ("Directors"). The number of Directors that shall constitute the full Board may be increased or decreased at any time, and from time to time, by the Manager. Any increase or decrease in the number of directors shall become effective immediately.

(b)   The Board shall be formed hereunder for the purpose of advising and consulting with the Manager on matters pertaining to the conduct of the Business of the Company. The Board and the Directors serving on the Board shall have no power or authority under this Agreement to manage the Business and affairs of the Company, and any advice or consultation provided by the Board shall be of a suggestive nature only and shall have no binding effect on the Manager or the Company. The Board shall meet at such times as determined by the Manager, and the meetings may be telephonic. The compensation of the Directors, if any, shall be fixed from time to time by the Manager, and Directors shall be entitled to be reimbursed by the Company for their out-of-pocket expenses incurred in attending meetings of the Board.

(c) The Board shall not owe the Company or Members a fiduciary duty. The Board is only obligated to act in accordance with implied covenants of good faith and fair dealing created through the acceptance of the Agreement.

5.4 Officers; Certain Compensation Matters

(a) The officers of the Company shall be such officers as the Manager may appoint from time to time, which may include, without limitation, a President, one or more Vice Presidents, a Secretary and a Treasurer. Each officer shall hold office until his or her successor shall have been duly appointed or until his or her resignation or removal as hereinafter provided. One person may hold two or more offices. Any officer may be removed, with or without cause, at any time by the Manager, in their discretion.

(b) Notwithstanding anything herein to the contrary, no officer of the Company shall have the authority to enter into any contract on behalf of or otherwise bind the Company unless such officer has been granted authority in writing by the Manager, which grant of authority may be specific to a particular contract or action or may be general in nature subject to such limitations as the Manager may specify.

(c) The compensation of the officers and employees of the Company shall be fixed from time to time by the Manager. The Manager shall not be entitled to participate in any bonus pool for employees of the Company; provided, however, the Manager will have discretion, to allocate a bonus pool among employees of the Company. None of the officers or employees of the Company shall be prevented from receiving compensation by reason of the fact that he or she is also a member of the Board.

(d) The officers of the Company shall not owe the Company or Members a fiduciary duty. The officers of the Company are only obligated to act in accordance with implied covenants of good faith and fair dealing created through the acceptance of the Agreement.

5.5 Exculpation. Notwithstanding any other provision of this Agreement to the contrary, neither the Manager, nor any director or officer of the Company shall be liable, responsible, or accountable in damages or otherwise to the Company or to any Member or other Interest Holder for any loss or damage incurred by reason of any act or omission performed or omitted by such Person in good faith either on behalf of the Company, at the direction of the Manager, or in furtherance of the interests of the Company and in a manner reasonably believed by such Person to be within the scope of the authority conferred by this Agreement, by law or with the consent of the Manager; provided, however, that such Person has not committed bad faith, fraud, gross negligence or willful misconduct.

5.6 Indemnification and Insurance

(a) Right to Indemnification. Each Person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such Person, or a Person of whom such Person is the legal representative, is or was a Manager or a director or officer of the Company, or is or was serving at the request of the Company as a manager, director or officer of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise (a "Covered Person") whether the basis of such proceeding is alleged action in an official capacity as a manager, director or officer, or in any other capacity while serving as a manager, director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by the Act, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgment, fines, amounts paid or to be paid in settlement, and excise taxes or penalties) reasonably incurred or suffered by such Person in connection therewith and such indemnification shall continue as to a person who has ceased to be a manager, director, or officer, and shall inure to the benefit of such person's heirs, executors and administrators; provided, however, that, except as provided in this Section 5.6, the Company shall indemnify any such Covered Person seeking indemnification in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Manager. The right to indemnification conferred in this Section 5.6 shall be a contract right and shall include the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition; any advance payments to be paid by the Company within twenty (20) calendar days after the receipt by the Company of a statement or statements from the Covered Person requesting such advance or the Act requires, the payment of such expenses incurred by a Covered Person in such person's capacity as a manager, director or officer (and not in any other capacity in which service was or is rendered by such person while a manager, director or officer, in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined that such Covered Person is not entitled to be indemnified under this Section 5.6 or otherwise. The Company may, to the extent authorized from time to time by the Manager, grant rights to indemnification, and rights to have the Company pay the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Company to the fullest extent of the provisions of this Section 5.6 with respect to the indemnification and advancement of expenses of the Covered Persons.

(b)   Right of Covered Person to Bring Suit. If a claim under this Section 5.6 is not paid in full by the Company within sixty (60) calendar days after a written claim has been received by the Company, the Covered Person may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the Covered Person shall be entitled to be paid also the reasonable expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for reasonable expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the Covered Person has not met the standard of conduct which makes it permissible under the Act for the Company to indemnify the Covered Person for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company to have made a determination prior to the commencement of such action that indemnification of the Covered Person is proper in the circumstances, because the Covered Person has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company that the Covered Person has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Covered Person has not met the applicable standard of conduct.

(c)   Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.6 shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under any statute, any provision of this Agreement, the vote of Members, or otherwise. No repeal or modification of this Section 5.6 shall in any way diminish or adversely affect the rights of any Covered Person hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any Covered Person, employee, or agent of the Company or of another limited liability company or corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such Covered Person or other Person against such expense, liability or loss under the Act.

(e) Severability. If any provision or provisions of this Section 5.6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions of this Section 5.6 (including, without limitation, each portion of any paragraph of this Section 5.6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and to the fullest extent possible, the provisions of this Section 5.6 (including, without limitation, each such portion of any paragraph of this Section 5.6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

5.7 Reliance by Third Parties. All third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Manager to act on behalf of the Company.

5.8 Removal of Manager. A Manager may be removed upon the affirmative vote of a simple majority of the Members holding Class B Units to remove the Manager and elect a new Manager.

5.9 No Authority of Members. Unless delegated such power by the Manager, no Member shall, in its capacity as a Member, have the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company, or to make any expenditures on behalf of the Company.

ARTICLE 6: OTHER ACTIVITIES; RELATED PARTY TRANSACTIONS

6.1 Other Activities; Related Party Transactions

(a) Except and to the extent as otherwise provided under any written employment, engagement, or management agreement between the Company and the Manager or any director or officer of the Company, the Manager, directors, and officers of the Company shall devote such of their time to the business and affairs of the Company's, as they shall deem necessary in their reasonable discretion. Except to the extent otherwise provided under any written employment, engagement, or similar agreement between the Company and such Persons, and subject to the terms of the Members, Interest Holders, the Manager, directors, officers, and their Affiliates may engage in, or possess an interest in, other business ventures of any nature and description, independently or with others, provided such activities do not constitute a Competitive Activity. For purposes of this Agreement, the term "Competitive Activity" shall mean any business activity engaged in, directly or indirectly, by the Company. Neither the Company, nor any Member, Interest Holder, director, officer or any of their Affiliates shall have any rights by virtue of this Agreement in and to such independent ventures, or to the income or profits derived therefrom. Except and to the extent as otherwise provided under any written employment, engagement, or similar agreement between the Company and any such Person, no Member, Interest Holder, the Manager nor any director, officer or any of their Affiliates shall be obligated to present any particular noncompeting business opportunity of a character which, if presented to the Company, could be taken by the Company, and each Member, Interest Holder, the Manager and each director, officer, and their Affiliates shall have the right to take for its own account, or to recommend to others, any such noncompeting business opportunity to the exclusion of the Company and its Members, Interest Holders, the Manager, directors, officers, and their Affiliates.

(b) The fact that the Manager, a Director, officer, Member, Interest Holder or their Affiliates are directly or indirectly interested in or connected with any Person employed by the Company to render or perform a service, or to or from whom the Company may purchase, sell or lease property, shall not prohibit the Company from employing such Person or from otherwise dealing with such Person, and neither the Company, nor the Manager, or any director, officer, Member or other Interest Holder or their Affiliates shall have any rights in or to any income or profits derived therefrom. However, notwithstanding any other provision of law which may be construed otherwise, all such dealings with the Manager, any director, officer, Member, Interest Holder or their Affiliates must be on terms which are competitive and comparable with amounts charged by independent third parties, and all such dealings with the Manager, any director, officer, Member, Interest Holder or their Affiliates authorized or continuing in effect at any time during a Fiscal Year must be disclosed to all of the Members in the Annual Report with respect to such Fiscal Year.

(c) Whenever the Manager, Director, or officer of the Company makes a determination or takes or declines to take any other action in an individual capacity as opposed to a capacity as Manager, Director, or officer of the Company, whether under this Agreement or any other agreement, contemplated hereby or otherwise, then the Manager, Director, or officer is entitled to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation (other than the implied covenants of good faith and fair dealing to the Company) to any Member or any other Person bound by this Agreement, and the Manager, Director, or officer shall not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or any other law, rule or regulation or at equity other than the Act. Except as expressly set forth in this Agreement, to the fullest extent permitted by law, the Manager, Director, or officer shall not have any duties or liabilities other than the implied covenants of good faith and fair dealing to the Company, any Member or any other Person bound by this Agreement or any creditor of the Company, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including those of a fiduciary.

ARTICLE 7: ACCOUNTING, RECORDS, REPORTING BYMEMBERS

7.1 Books and Records, Inspection

(a) The books of the Company shall be maintained at such place of business or such other place that the Manager shall deem appropriate.

(b) The Company shall maintain full and accurate books of the Company showing all receipts and expenditures, assets and liabilities, net income and loss, and all other records necessary for recording the Company's business and affairs, including those sufficient to record the allocations and distributions provided for in Article 4 hereof. Except as otherwise specifically provided herein, such books and records shall be maintained, and the net income and net loss of the Company shall be determined, in the same manner as the Company computes its income and expenses for Federal income tax purposes. Notwithstanding the foregoing, the Company may also maintain a set of books pursuant to generally accepted accounting principles or such other accounting conventions, as the Manager shall determine.

(c) The Company shall also maintain all of the following:

(i) A current list of the full name and last known business or residence address of each Member and other Interest Holder set forth in alphabetical order, together with the Authorized Units held of record by each;

(ii) A current list of the full names and business or residence addresses of the Manager and each member of the Board of Directors;

(iii) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(iv) A copy of this Agreement and all amendments thereto;

(v) Copies of the financial statements of the Company, if any, for the six (6) most recent Fiscal Years; and

(vi) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years.

(d) Upon reasonable request of a Member, such books and records shall be open to inspection and examination by such Member, in person or by the Member's duly authorized representatives during normal business hours and may be copied at the expense of the Member.

7.2   Reports and Other Information

(a) Within ninety (90) days after the close of each Fiscal Year of the Company, the Company shall furnish to each person who was a Member or other Interest Holder at any time during such Fiscal Year all the information relating to the Company which shall be necessary for the preparation by each such Member or other Interest Holder of their Federal and state income or other tax returns, which information shall be compiled by the Company's regular accounting firm.

(b) The Company shall also furnish to any Member, upon such Member's request and at the expense of such Member, such other reports, data, or information regarding the Company's operations and condition as may be in the possession of the Company or its representatives, agents and/or advisors.

7.3   Filings. It shall be the duty of the Company to prepare, or cause to be prepared and timely file, all Federal, state, and local income tax returns and information returns, if any, which the Company is required to file. All expenses incurred in connection with such tax returns and information returns, as well as for the reports referred to in Section 7.2 shall be expenses of the Company. Manager, at Company expense, shall also cause to be prepared and timely filed, with appropriate Federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations.

7.4   Bank Accounts. All funds of the Company shall be deposited in its name into such checking, savings and/or money market accounts or time certificates, as shall be designated by the Manager in their discretion. Withdrawals therefrom shall be made upon the signature of the Manager and such other signature or signatures as the Manager may designate in their discretion.

7.5   Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for Federal income tax purposes.

ARTICLE 8: WITHDRAWAL, ASSIGNMENT AND ADDITION OF MEMBERS.

8.1   Assignment of Units. No Member or other Interest Holder may sell, assign (by operation of law or otherwise), transfer, pledge, hypothecate, encumber, or otherwise dispose of its Units, nor withdraw from the Company, except as provided in this Article 8. Any purported transfer that is not in compliance with the provisions of this Article 8 shall be null and void ab initio. Upon the transfer by a Member of its Units, in violation of this Article 8, the membership of such Member shall be terminated, and thereafter such Member shall be a Member or other Interest Holder and have only an Economic Interest in the Units that the Member purported to transfer in violation of this Article 8.

8.2   Permitted Assigns. Notwithstanding anything in this Article 8 to the contrary, Members may transfer their Units, with or without consideration, to any entity of which Member (or the ultimate beneficial owner of the Member) is the sole or controlling shareholder, member or manager, general partner, or controls the general partner (a "Permitted Assign"). Upon compliance with the provisions of this Section 8.2, a Permitted Assign may become a substitute Member.

8.3   Substitute Members. No transferee of Units, whether or not the assignment of the Units was conducted in accordance with the provisions of this Article 8, shall have the right to become a Member, unless all of the following conditions are satisfied:

(a) except in the case of death or adjudication of incompetency or insanity of a Member or other Interest Holder, the fully executed and acknowledged written instrument of assignment has been filed with the Company setting forth the intention of the Member or other Interest Holder that the Assignee become a Member with respect to the Units transferred;

(b) the Member or other Interest Holder and Assignee execute and acknowledge such instruments as the Manager deem necessary or desirable, including, but not limited to, a Counterpart Signature Page to this Agreement evidencing the acceptance and adoption by the Assignee of the provisions of this Agreement; and

(c) the Manager have consented to the assignment, and to the admission of the Assignee as a Member, in the Manager' sole and absolute discretion.

8.4   Death, Incompetency, Etc. of Member or other Interest Holder. Upon the occurrence of the death or the adjudication of incompetency or insanity with respect to a Member or other Interest Holder, the successor-in-interest of such Member or other Interest Holder shall have all of the rights of the Member or the Member or other Interest Holder for the purposes of managing or settling such Member's or Interest Holder's estate and, upon satisfaction of the conditions in Section 8.3, may be admitted to the Company as a Member. In all of the above events, such successor-in-interest shall not have the right to demand payment for the Units.

8.5   Power of Attorney. Each Member, as well as any person who becomes a Member or other Interest Holder, irrevocably constitutes and appoints the Manager, with full power of substitution, as such Person's true and lawful attorney-in-fact, with full power and authority, in such Person's name, place and stead, to make, execute, and acknowledge all instruments contemplated in Article 8 if such Person fails to do so. The power of attorney hereby granted by each Member or other Interest Holder to the Manager is a special power of attorney coupled with an interest, is irrevocable and shall survive the death, bankruptcy or adjudication of incompetency or insanity of such Person granting it.

ARTICLE 9: LIQUIDATING DISTRIBUTIONS OF CASH AND PROPERTY

9.1 Dissolution. Notwithstanding anything in the Act to the contrary, the Company shall dissolve upon, but not before, the affirmative vote of a Majority-in-Interest of the Class B Members to dissolve the Company. Dissolution of the Company shall be effective upon the date specified in the Members' resolution authorizing the dissolution, but the Company shall not terminate until the assets of the Company shall have been distributed as provided in Section 9.3. Notwithstanding dissolution of the Company, prior to the liquidation and termination of the Company, the Company shall continue to be governed by this Agreement.

9.2 Sale of Assets Upon Dissolution. Following the dissolution of the Company, the Company shall be wound up and the Manager shall determine whether the assets of the Company are to be sold, or whether some or all of such assets are to be distributed to the Members and Interest Holders in-kind, in liquidation of the Company.

9.3 Liquidating Distributions. Upon the dissolution and liquidation of the Company the proceeds of the liquidation and any other assets of the Company shall be distributed in the following order of priority:

(a) First, to the payment and discharge of all of the Company's debts and liabilities, to the necessary expenses of liquidation and to the establishment of any cash reserves which the Manager determine to create for unmatured and/or contingent liabilities or obligations of the Company;

(b) Second, in payment to the holders of any series of outstanding Class A Units; and

(c) Thereafter, pro rata to the holders of the Units.

ARTICLE 10: GENERAL

10.1 Notices. All notices, requests, demands or other communications required or permitted under this Agreement (except for notices of meetings) shall be in writing and be personally delivered via electronic mail.

10.2 Amendment. This Agreement may be modified or amended from time to time with the approval of (i) the Manager, and (ii) a Majority-In-Interest of the Class B Members.

10.3 Captions; Section References. Section titles or captions contained in this Agreement are inserted only as a matter of convenience and reference, and in no way define, limit, extend or describe the scope of this Agreement, or the intent of any provision hereof. All references herein to "Sections" shall refer to Sections of this Agreement unless the context clearly requires otherwise.

10.4 Confidentiality.

(a) The directors, officers, Members, and other Interest Holders of the Company hereby agree to maintain the confidentiality of any and all information belonging to the Company, its franchisees, or its Affiliates. This includes, but is not limited to, personnel information, secret processes, technology, patents, trade secrets, customer lists, and financial data. Such confidential information shall not be disclosed, communicated, or used in any way that may harm the Company, its employees, or its affiliates. This obligation applies to all types of information, whether written or not, and regardless of how it was obtained. The only exceptions to this agreement are instances where disclosure is legally required through a law, subpoena, summons, court order, or administrative order. Any information or data received by any of these individuals shall be treated as confidential and received solely in their capacity as fiduciaries of the Company.

(b) Upon termination of any director, officer, Member or other Interest Holder's status as such, such director, officer, Member or other Interest Holder, as may be applicable, shall deliver to the Company all manuals, reports, business plans, product plans, records, data, software and other documents and information in such Person's custody or control, which constitutes or contains Confidential Information, including all originals, copies and reproductions of any such Confidential Information, whether stored in written form, photographic form, by means of any electronic, magnetic, laser or other computer or data processing media, or otherwise.

(c) This Article 10 serves as an agreement between all parties involved, acknowledging that any violation of its provisions would cause irreparable harm to the Company. In such a situation, any legal remedies available to the Company would be insufficient. As a result, the Company (and any Member, through a derivative action) reserves the right to seek and obtain injunctive or other equitable relief, including but not limited to temporary restraining orders, temporary injunctions, or permanent injunctions, against any director, officer, Member, or other Interest Holder who breaches or threatens to breach these provisions. This injunctive or equitable relief is not the sole remedy for such a breach; the Company or any Member may also pursue any other remedies available by contract, statute, law, or otherwise. Furthermore, the Company or any Member is entitled to recover reasonable attorneys' fees and expenses in any successful legal action against a director, officer, Member, or other Interest Holder for breaching these provisions.

10.5 Number and Gender. Unless the context otherwise requires, when used herein, the singular shall include the plural, the plural shall include the singular, and all nouns, pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, as the identity of the person or persons may require.

10.6 Business Days. If any time period for giving notice or taking action under this Agreement expires on a day which is a Saturday, Sunday, or legal holiday in the jurisdiction in which the Company's principal office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday, or legal holiday.

10.7 Severability. If any provision of this Agreement, or the application thereof to any person, entity, or circumstances, shall be invalid or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to other persons, entities, or circumstances, shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

10.8 Waiver of Trial by Jury. Each of the parties hereby knowingly, voluntarily and intentionally waives (to the extent permitted by applicable law) any right it may have to a trial by jury of any dispute arising under or relating to this agreement, or under any other agreement or document referred to herein and agrees that any such dispute shall be tried before a judge sitting without a jury.

10.9 Binding Agreement. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective executors, administrators, heirs, successors, and assigns.

10.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules.

10.11 Entire Agreement. This Agreement, together with the agreements and documents referred to herein, contain the entire agreement of the Parties hereto with respect to the subject matter hereof. The parties hereby agree that no rule of construction or interpretation shall be adopted to construe this Agreement more narrowly against one party or the other as the purported drafter.

IN WITNESS WHEREOF, each of the undersigned Managers and Members has executed this Signature Page to this Operating Agreement of **The Midas Fund CF, LLC**, and hereby agrees to be bound by all of the terms and conditions thereof as in effect on the Effective Date and is thereafter duly amended.

The Midas Fund CF, LLC

a Delaware limited liability company

by Midas Advisors, LLC, Class B Member and Manager

by: _____

Matthew Abell, Chief Executive Officer

Exhibit 1

Name, Addresses, Capital Contributions, and Units of Membership Interest of the Class A Members

Exhibit 2

Name, Addresses, Capital Contributions, and Units of Membership Interest of the Class B Members

- Midas Advisors, LLC – 591 S. Lapeer Rd, Lake Orion, MI 48362 – $1,000.00 – 20,000 Units

Appendix 4 – Certificate of Formation of the Midas Fund CF, LLC

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:12 PM 01/26/2024
FILED 03:12 PM 01/26/2024
SR 20240258329 - File Number 3007377

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

FIRST
Name

The name of the limited liability company is:
The Midas Fund CF, LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is 8 The Green, Suite A in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
A Registered Agent, Inc.

THIRD
Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 26th day of January, 2024.

Name: A Registered Agent, Inc., Organizer

By: ______________________
Patrick Brickhouse, Authorized Officer

Appendix 5 –Certificate of Good Standing of the Midas Fund CF, LLC

Delaware
The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "THE MIDAS FUND CF, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SECOND DAY OF APRIL, A.D. 2024.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "THE MIDAS FUND CF, LLC" WAS FORMED ON THE TWENTY-SIXTH DAY OF JANUARY, A.D. 2024.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

3007377 8300

SR# 20241265283

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203159780

Date: 04-02-24

Appendix 6 – Offering Page

FAQ EVENTS ADVISORS PRESS Invest Login

This offering page is being operated by Rialto, an SEC registered broker-dealer.

Reg BI – Relationship Summary

INVESTMENTS IN PRIVATE PLACEMENTS, START-UP INVESTMENTS IN PARTICULAR, ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. INVESTORS MUST BE ABLE TO AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. OFFERS TO SELL, OR THE SOLICITATIONS OF OFFERS TO BUY ANY SECURITY CAN ONLY BE MADE THROUGH OFFICIAL OFFERING DOCUMENTS THAT CONTAIN IMPORTANT INFORMATION ABOUT RISKS, FEES AND EXPENSES ASSOCIATED WITH THE APPLICABLE SECURITIES. INVESTORS SHOULD CONDUCT THEIR OWN DUE DILIGENCE, NOT RELY ON THE FINANCIAL ASSUMPTIONS OR ESTATES DISPLAYED HEREIN, AND ARE ENCOURAGED TO CONSULT WITH A FINANCIAL ADVISOR, ATTORNEY, ACCOUNTANT, TAX ADVISORS, AND ANY OTHER PROFESSIONAL THAT CAN HELP YOU TO UNDERSTAND AND ASSESS THE RISKS ASSOCIATED WITH ANY INVESTMENT OPPORTUNITY. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. THERE IS NO GUARANTEE THAT A DIVERSIFIED PORTFOLIO WILL ENHANCE OVERALL RETURNS, OUTPERFORM A NON-DIVERSIFIED PORTFOLIO, OR PREVENT AGAINST LOSS.

CROWDFUNDED SECURITIES ARE GENERALLY OFFERED BY EARLY STAGE COMPANIES AND INVESTORS SHOULD BE PREPARED TO LOSE SOME OR ALL

FAQ EVENTS ADVISORS PRESS Invest Login

Terms

OfferingType:	Crowdfunding
Security Type:	Class A Units
Maximum Offering:	$5,000,000.00
Target Offering:	$500,000.00
Minimum Investment:	$500.00
Broker Dealer:	Rialto Markets
Transfer Agent	KoreConX
Escrow Agent:	West Town Bank & Trust

Holders of Units of Class A membership interests are entitled to the amount, if any, that would be required to be distributed on such date so that the aggregate distributions to such member provide a cumulative, non-compounded return equal to **ten percent (10%)** per annum ("Class A Preferred Return").

Unique Deal Flow And Investment Opportunities

Seeking To Provide Direct Access To Business Loans.

Investor-Friendly Fund Structure

The Midas Fund Is Designed To Eliminate The Challenges Of Traditional Private Markets Structures And Investing By Utilizing Crowdfunding.

Potential To Achieve Attractive Returns

With A Unique Opportunity Set In Private Markets.

Business Loans: The How And Why Of Investing In Business Lending

Business Loans as an investment can offer higher yields and lower volatility than traditional fixed income. Investors should consider this investment alternative, especially in a new era of rising interest rates. "The hunt for yield" has become a dominant theme for today's fixed-income manager,
with bond yields near historic lows and the reality of rising rates creating the potential for significant capital losses on existing portfolios.

SHOW MORE

Appendix 7 – Affiliate Organization Chart



Appendix 8 – Matthew Abell's Resume

Matthew Abell

586-491-3821 | matt@acornauto.org | Shelby Township, MI 48316

EXPERIENCE

President of Acorn Tire and Auto, March 2022 – present
- Owner/operator of a portfolio of auto repair facilities.

Senior Vice President of Real Estate, Skyline Property Group, April 2010-March 2022
Troy, MI
- Managed real estate transactions from initiation to closing.

Real Estate Broker, Cushman & Wakefield, May 2005-April 2010
Southfield, MI
- Managed real estate transactions from initiation to closing.

Regional Sales Manager, GreenTree Financial, January 2002-May 2005
Carmel, IN
- Developed productive relationships with key account holders.

Lease Administrator, Sanwa Business Credit, January 1995-January 2002
Troy, MI
- Solicited and serviced clients for equipment leasing throughout the United States.

Credit Analyst, Sanwa Business Credit, January 1992-January 1995
Rochester, MI
- Reviewed customer financial data to ascertain level of risk involved for extending credit.

EDUCATION AND TRAINING

Bachelor of Arts
American History, Oakland University, Rochester MI January 1995

ORGANIZATIONS

American Mensa, January 2010 – Present

Rochester Soccer Club, VP, January 2013 - Present

St. Keiran Catholic Church, November 1995 - Present